82-2142


invensys

BTRsec/RLS Admin/Letters/2003/0045

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


03022423

28 May 2003


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C. 152 SECTION

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 6/9

SEC No 82 - 2142



"emailalert@hemscott.co.uk" <emailalert

28/05/2003 17:07

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:6451L
Invensys PLC
28 May 2003


SEC MAIL PROCESSING
RECEIVED
JUN 0 3 2003
WASH. DC
152
SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital Guardian Trust Company, Capital International SA, Capital International, Inc and Capital International Limited. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

Bank of New York Nominees	131,200
Chase Nominees Limited	16,855,300
Nortrust Nominees	1,692,200
Midland Bank plc	865,300

Capital International Limited:

State Street Bank & Trust Co	1,097,500
Nortrust Nominees	13,201,609

Bank One London	567,600
Mellon Nominees (UK) Limited	633,000
KAS UK	140,400
Northern Trust AVFC	1,594,041
Mellon Bank NA	2,223,900
Deutsche Bank AG	3,771,600
State Street Nominees Limited	1,042,800
Citibank London	527,100
HSBC Bank plc	4,546,800
Bankers Trust	9,928,300
Midland Bank plc	1,281,000
Chase Nominees Limited	18,870,367
Northern Trust	9,112,436
Bank of New York Nominees	30,524,373
Morgan Guaranty	1,698,800
Capital International S.A.:	
Royal Bank of Scotland	507,000
Citibank NA	111,800
State Street Bank & Trust Co	261,200
Midland Bank Plc	49,000
Chase Nominees Limited	2,560,100
Lloyds Bank	158,200
Capital International, Inc.:	
HSBC Bank plc	133,300
Chase Manhattan Nominee Ltd	64,700
State Street Bank & Trust Co.	100,497
Citibank London	135,000
Chase Nominees Limited	11,603,800
Bank of New York Nominees	1,678,500
State Street Nominees Ltd	8,742,000
Nortrust Nominees	652,300

Citibank NA 1,069,900

Capital Research and Management Company:

State Street Nominees Limited 11,300,000

Chase Nominees Limited 81,000,000

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

26 May 2003

11) Date company informed

28 May 2003

12) Total holding following this notification

240,432,923

13) Total percentage holding of issued class following this notification

6.87%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Jaime Tham, Senior Company Secretarial Assistant

Date of notification: 28 May 2003

END

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